Exhibit 99.1

ASUR Announces Total Passenger Traffic for February 2020

On a YoY basis, passenger traffic increased 9.7% in Mexico, 16.1% in Puerto Rico and 19.5% in Colombia

MEXICO CITY, March 4, 2020 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for February 2020 increased 12.7% when compared to February 2019. Passenger traffic increased 9.7% in Mexico, 16.1% in Puerto Rico and 19.5% in Colombia.

This announcement reflects comparisons between February 1 through February 29, 2020, and from February 1 through February 28, 2019. Please note that figures for February 2020 include an extra day of operations (February 29). Transit and general aviation passengers are excluded for Mexico and Colombia.

Passenger Traffic Summary
	February		% Chg	Year to date		% Chg
	2019	2020		2019	2020
Mexico	2,654,409	2,913,166	9.7	5,535,686	5,973,719	7.9
Domestic Traffic	1,083,453	1,226,228	13.2	2,337,522	2,591,037	10.8
International Traffic	1,570,956	1,686,938	7.4	3,198,164	3,382,682	5.8
San Juan, Puerto Rico	682,520	792,317	16.1	1,479,398	1,680,329	13.6
Domestic Traffic	614,209	714,837	16.4	1,332,491	1,520,960	14.1
International Traffic	68,311	77,480	13.4	146,907	159,369	8.5
Colombia	821,870	981,943	19.5	1,832,403	2,086,517	13.9
Domestic Traffic	704,586	838,214	19.0	1,558,642	1,771,645	13.7
International Traffic	117,284	143,729	22.5	273,761	314,872	15.0
Total Traffic	4,158,799	4,687,426	12.7	8,847,487	9,740,565	10.1
Domestic Traffic	2,402,248	2,779,279	15.7	5,228,655	5,883,642	12.5
International Traffic	1,756,551	1,908,147	8.6	3,618,832	3,856,923	6.6

Mexico Passenger Traffic
	February		% Chg	Year to date		% Chg
	2019	2020		2019	2020
Domestic Traffic	1,083,453	1,226,228	13.2	2,337,522	2,591,037	10.8
CUN Cancun	562,037	611,072	8.7	1,236,797	1,315,412	6.4
CZM Cozumel	11,310	12,838	13.5	24,850	27,981	12.6
HUX Huatulco	50,834	48,232	(5.1)	110,651	107,700	(2.7)
MID Merida	174,177	213,360	22.5	366,545	437,945	19.5
MTT Minatitlan	10,752	10,518	(2.2)	22,178	21,761	(1.9)
OAX Oaxaca	65,483	94,359	44.1	137,279	195,675	42.5
TAP Tapachula	25,842	30,671	18.7	56,238	65,796	17.0
VER Veracruz	97,008	108,163	11.5	201,999	221,929	9.9
VSA Villahermosa	86,010	97,015	12.8	180,985	196,838	8.8
International Traffic	1,570,956	1,686,938	7.4	3,198,164	3,382,682	5.8
CUN Cancun	1,463,274	1,563,194	6.8	2,976,380	3,135,968	5.4
CZM Cozumel	44,936	47,786	6.3	86,572	91,080	5.2
HUX Huatulco	27,446	31,545	14.9	55,450	59,630	7.5
MID Merida	17,789	22,870	28.6	38,458	45,877	19.3
MTT Minatitlan	394	493	25.1	1,249	1,291	3.4
OAX Oaxaca	10,257	13,592	32.5	23,774	30,533	28.4
TAP Tapachula	776	538	(30.7)	2,406	2,108	(12.4)
VER Veracruz	4,670	5,190	11.1	10,725	12,102	12.8
VSA Villahermosa	1,414	1,730	22.3	3,150	4,093	29.9
Traffic Total Mexico	2,654,409	2,913,166	9.7	5,535,686	5,973,719	7.9
CUN Cancun	2,025,311	2,174,266	7.4	4,213,177	4,451,380	5.7
CZM Cozumel	56,246	60,624	7.8	111,422	119,061	6.9
HUX Huatulco	78,280	79,777	1.9	166,101	167,330	0.7
MID Merida	191,966	236,230	23.1	405,003	483,822	19.5
MTT Minatitlan	11,146	11,011	(1.2)	23,427	23,052	(1.6)
OAX Oaxaca	75,740	107,951	42.5	161,053	226,208	40.5
TAP Tapachula	26,618	31,209	17.2	58,644	67,904	15.8
VER Veracruz	101,678	113,353	11.5	212,724	234,031	10.0
VSA Villahermosa	87,424	98,745	12.9	184,135	200,931	9.1

Passenger Traffic, San Juan Airport (LMM)
	February		% Chg	Year to date		% Chg
	2019	2020		2019	2020
SJU Total	682,520	792,317	16.1	1,479,398	1,680,329	13.6
Domestic Traffic	614,209	714,837	16.4	1,332,491	1,520,960	14.1
International Traffic	68,311	77,480	13.4	146,907	159,369	8.5

Colombia Passenger Traffic Airplan
	February		% Chg	Year to date		% Chg
	2019	2020		2019	2020
Domestic Traffic	704,586	838,214	19.0	1,558,642	1,771,645	13.7
MDE Rionegro	504,587	605,144	19.9	1,123,960	1,274,323	13.4
EOH Medellin	81,009	88,389	9.1	170,067	184,422	8.4
MTR Monteria	70,352	92,398	31.3	159,801	201,859	26.3
APO Carepa	15,571	19,252	23.6	30,920	37,870	22.5
UIB Quibdo	26,301	28,662	9.0	57,447	63,004	9.7
CZU Corozal	6,766	4,369	(35.4)	16,447	10,167	(38.2)
International Traffic	117,284	143,729	22.5	273,761	314,872	15.0
MDE Rionegro	117,284	143,729	22.5	273,761	314,872	15.0
EOH Medellin
MTR Monteria
APO Carepa
UIB Quibdo
CZU Corozal
Traffic Total Colombia	821,870	981,943	19.5	1,832,403	2,086,517	13.9
MDE Rionegro	621,871	748,873	20.4	1,397,721	1,589,195	13.7
EOH Medellin	81,009	88,389	9.1	170,067	184,422	8.4
MTR Monteria	70,352	92,398	31.3	159,801	201,859	26.3
APO Carepa	15,571	19,252	23.6	30,920	37,870	22.5
UIB Quibdo	26,301	28,662	9.0	57,447	63,004	9.7
CZU Corozal	6,766	4,369	(35.4)	16,447	10,167	(38.2)

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

CONTACT: ASUR, Lic. Adolfo Castro, +52-55-5284-0408, acastro@asur.com.mx; InspIR Group, Susan Borinelli, +1-646-330-5907, susan@inspirgroup.com